APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

FROG JUICE, INC.
Income Statement - UNAUDITED

	2017 Janurary 1 to December 31	2018 Janurary 1 to December 31	2019 Janurary 1 to December 31
REVENUES			
Sales	$ 68,405.91	$ 40,436.00	$ 31,040.00
Other Revenue	$ -	$ 600.00	$ 4,769.73
TOTAL REVENUES	**$ 68,405.91**	**$ 41,036.00**	**$ 35,809.73**
COST OF GOODS SOLD			
Cost of Sales	$ 17,602.62	$ 5,305.84	$ 6,316.69
Supplies	$ 3,495.31	$ 11,429.04	$ 3,835.89
Other Direct Costs	$ 5,650.67	$ 2,972.41	$ 2,462.38
TOTAL COST OF GOODS SOLD	$ 26,748.60	$ 19,707.29	$ 12,614.96
GROSS PROFIT (LOSS)	$ 41,657.31	$ 21,328.71	$ 23,194.77
OPERATING EXPENSES			
Advertising and Promotion	$ 2,991.07	$ 1,260.00	$ 540.00
Bank Service Charges	$ 59.00	$ 54.00	$ 428.88
Business Licenses and Taxes	$ 100.00	$ 15.00	$ 982.17
Car & Truck	$ 1,960.42	$ 1,642.19	$ 388.36
Depreciation	$ 2,254.20	$ 6,007.15	$ 9,897.61
Dues and Subscriptions	$ -	$ 120.00	$ 120.00
Gas Expense	$ 3,436.77	$ 2,278.17	$ 2,772.57
Insurance	$ 704.69	$ 591.99	$ 645.00
Meals and Entertainment	$ 3,220.43	$ 1,788.87	$ 1,218.71
Miscellaneous Expense	$ 5,332.05	$ 516.91	$ 594.10
Office Supplies	$ 268.65	$ 193.67	$ 355.29
Owner's Compensation	$ -	$ 109.00	$ 1,713.41
Payroll Taxes and Benefits	$ -	$ -	$ -
Phone & Internet	$ 3,627.58	$ 990.88	$ 1,133.96
Professional Services - Legal, Accounting	$ 1,983.20	$ 6,695.65	$ 7,834.01
Rental Payments	$ 10,517.00	$ 3,927.74	$ 6,714.20
Repairs & Maintenance	$ 625.00	$ 900.00	$ (100.00)
Travel	$ 1,278.78	$ 299.98	$ 660.69
Utilities	$ 1,000.00	$ 1,239.01	$ 1,498.72
Wages	$ -	$ -	$ -
Website Development	$ -	$ -	$ -
TOTAL OPERATING EXPENSES	$ 39,358.84	$ 28,630.21	$ 37,397.68
OPERATING PROFIT (LOSS)	$ 2,298.47	$ (7,301.50)	$ (14,202.91)
INTEREST (INCOME), EXPENSE & TAXES			
Owner's Investment/Draw	$ -	$ -	$ 658.00
Interest Expense	$ 1,766.28	$ 4,126.22	$ 7,933.55
Income Tax Expense	$ -	$ 261.00	$ 176.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	$ 1,766.28	$ 4,387.22	$ 8,767.55
NET INCOME (LOSS)	**$ 532.19**	**$ (11,688.72)**	**$ (22,970.46)**

FROG JUICE, INC.
Balance Sheet - UNAUDITED

	2017 December 31	2018 December 31	2019 December 31
ASSETS			
Current Assets:			
Cash	$ 32.00	$ 809.51	$ (519.06)
Petty Cash	$ -	$ -	$ -
Accounts Receivables	$ -	$ -	$ -
Inventory	$ 2,000.00	$ 4,544.56	$ 4,044.56
Prepaid Expenses	$ 704.69	$ 520.00	$ 520.00
Employee Advances	$ -	$ -	$ -
Temporary Investments	$ -	$ -	$ -
Total Current Assets	$ 2,736.69	$ 5,874.07	$ 4,045.50
Fixed Assets:			
Land	$ -	$ -	$ -
Buildings	$ -	$ -	$ -
Furniture and Equipment	$ 12,552.40	$ 13,262.40	$ 14,962.40
Computer Equipment	$ 268.65	$ 268.65	$ 268.65
Vehicles	$ 9,372.00	$ 9,372.00	$ 9,372.00
Less: Accumulated Depreciation	$ (2,254.20)	$ (6,007.15)	$ (9,897.61)
Total Fixed Assets	$ 19,938.85	$ 16,895.90	$ 14,705.44
Other Assets:			
Trademarks	$ -	$ -	$ -
Patents	$ -	$ -	$ -
Security Deposits	$ -	$ -	$ -
Other Assets	$ 1,023.86	$ 1,023.86	$ 1,023.86
Total Other Assets	$ 1,023.86	$ 1,023.86	$ 1,023.86
TOTAL ASSETS	$ 23,699.40	$ 23,793.83	$ 19,774.80
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -	$ -	$ 917.00
Business Credit Cards	$ 25,852.72	$ 22,790.32	$ 29,924.88
Sales Tax Payable	$ -	$ -	$ -
Payroll Liabilities	$ -	$ -	$ 2,000.00
Other Liabilities	$ -	$ -	$ -
Current Portion of Long-Term Debt	$ 550.00	$ 550.00	$ 550.00
Total Current Liabilities	$ 26,402.72	$ 23,340.32	$ 33,391.88
Long-Term Liabilities:			
Notes Payable	$ -	$ 44,543.61	$ 39,758.42
Mortgage Payable	$ -	$ -	$ -
Less: Current portion of Long-term debt	$ -	$ (550.00)	$ (550.00)
Total Long-Term Liabilities	$ -	$ 43,993.61	$ 39,208.42
EQUITY			
Capital Stock/Partner's Equity	$ -	$ -	$ -
Opening Retained Earnings	$ (3,235.51)	$ (31,742.38)	$ (28,799.63)
Dividends Paid/Owner's Draw	$ -	$ (109.00)	$ (1,055.41)
Net Income (Loss)	$ 532.19	$ (11,688.72)	$ (22,970.46)
Total Equity	$ (2,703.32)	$ (43,540.10)	$ (52,825.50)
TOTAL LIABILITIES & EQUITY	$ 23,699.40	$ 23,793.83	$ 19,774.80
Balance Sheet Check	$ -	$ -	$ -

FROG JUICE, INC.
Cash Flow Statement - UNAUDITED

	2017 Janurary 1 to December 31	2018 Janurary 1 to December 31	2019 Janurary 1 to December 31
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 532.19	$ (11,688.72)	$ (22,970.46)
Adjustments to Reconcile Net Income			
to Net Cash Flows From Operating Activities:			
Depreciation	$ 2,254.20	$ 6,007.15	$ 9,897.61
Decrease (Increase) in Operating Assets:			
Trade Accounts Receivable	$ -	$ -	$ -
Inventory	$ 26,748.60	$ 19,707.29	$ 12,614.96
Prepaid Income Taxes	$ -	$ -	$ -
Increase (Decrease) in Operating Liabilities:			
Accounts Payable	$ -	$ -	$ 917.00
Credit Cards Payable	$ 22,329.08	$ 11,481.21	$ 7,134.56
Total Adjustments	$ 51,331.88	$ 37,195.65	$ 30,564.13
Net Cash Flows From Operating Activities	$ 51,864.07	$ 25,506.93	$ 7,593.67
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Property and Equipment	$ (22,174.74)	$ (710.00)	$ -
Net Cash Flows From Investing Activities	$ (22,174.74)	$ (710.00)	$ -
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of Debt	$ (32,323.45)	$ (27,904.92)	$ (7,866.83)
Member's Withdrawals	$ -	$ (109.00)	$ (1,055.41)
Net Cash Flows From Financing Activities	$ (32,323.45)	$ (28,013.92)	$ (8,922.24)
NET INCREASE (DECREASE) IN CASH	$ (2,634.12)	$ (3,216.99)	$ (1,328.57)
CASH - BEGINNING	$ 2,666.80	$ 4,026.50	$ 809.51
CASH - ENDING	$ 32.68	$ 809.51	$ (519.06)

I, Carrie Greishaw, certify that:

1. The financial statements of FROG JUICE INC included in this Form are true and complete in all material respects; and
2. The tax return information of FROG JUICE INC included in this Form reflects accurately the information reported on the tax return for FROG JUICE INC for the fiscal year ended 2018 (most recently available as of the Date of this Form C).

Signature
⌐ DocuSigned by:
Carrie Greishaw
└ 9A87BE3B202441D...

Name: Carrie Greishaw

Title: Owner/CEO